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                               August 4, 2020

       Ryan Gilbert
       Chief Executive Officer
       FTAC Olympus Acquisition Corp.
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104

                                                        Re: FTAC Olympus
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 9,
2020
                                                            CIK 0001816090

       Dear Mr. Gilbert:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted on July 9, 2020

       Signatures, page II-4

   1. Please revise to have the draft registration statement indicate that it will be signed by the principal executive
officer, the principal financial officer, the principal accounting officer or controller, the
majority of the board of directors, and by the company   s authorized
                                                        representative in the
United States. See Instruction 1 to Signatures to Form S-1.
 Ryan Gilbert
FTAC Olympus Acquisition Corp.
August 4, 2020
Page 2

       You may contact Eric Mcphee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameRyan Gilbert
                                                          Division of
Corporation Finance
Comapany NameFTAC Olympus Acquisition Corp.
                                                          Office of Real Estate
& Construction
August 4, 2020 Page 2
cc:       Mark Rosenstein
FirstName LastName